Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

June 30, 2013

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). Notes to the financial statements on pages 8 to 12 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the six months ended June 30, 2013.

Outstanding Units

There were 19,299,000 Units issued and outstanding at June 30, 2013 and December 31, 2012.

Financial Results – Changes in Net Assets

Net assets decreased by $287.2 million or 25.1% during the three months ended June 30, 2013. This decrease was attributable to the 25.4% decrease in the price of gold during the period.

Net assets decreased by $334.5 million or 28.1% during the six months ended June 30, 2013. This decrease was attributable to the 28.4% decrease in the price of gold during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended
	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012
Change in unrealized appreciation of holdings	$(286.3)	$(46.3)	$(78.9)	$125.1
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(287.2)	$(47.3)	$(79.9)	$124.1
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(14.88)	$(2.45)	$(4.14)	$6.43

Total net assets	$855.1	$1,142.2	$1,189.6	$1,269.5

	Jun. 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011
Change in unrealized appreciation of holdings	$(45.1)	$62.0	$(43.5)	$69.9
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(46.1)	$61.0	$(44.4)	$69.0
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(2.39)	$3.16	$(2.42)	$4.14

Total net assets	$1,145.4	$1,191.5	$1,130.5	$1,002.7

Financial Results – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

AcG-18 requires GoldTrust to record the change in unrealized appreciation of holdings in income. Net loss inclusive of the change in unrealized appreciation of holdings for the three months ended June 30, 2013 was $287.2 million ($14.88 per Unit) compared to $46.1 million ($2.39 per Unit) for the comparative period in 2012. Net loss inclusive of the change in unrealized appreciation of holdings for the six months ended June 30, 2013 was $334.5 million ($17.33 per Unit) compared to net income of $15.0 million ($0.77 per Unit) for the comparative period in 2012. Virtually all of the reported net loss for both the three and six-month periods represents the change in unrealized appreciation of gold holdings. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased during the three and six-month periods ended June 30, 2013 as compared to the same periods in 2012. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the periods.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) were 0.09% for the three-month period ended June 30, 2013 compared to 0.08% for the three-month period ended June 30, 2012. The expense ratio for the six-month period ended June 30, 2013 was 0.18% compared to 0.17% for the six-month period in 2012. For the twelve-month period ended June 30, 2013, the expense ratio was 0.35% compared to 0.34% for the twelve-month period ended June 30, 2012 due to a decrease in net assets over the period.

Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and/or to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the six months ended June 30, 2013, GoldTrust’s cash and short-term deposits decreased by $1.8 million to $15.8 million. This decrease was a result of the amounts used to pay expenses of the Trust. The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 5 on page 9 of this interim report.

Future Accounting Policy

Please refer to Note 10 on page 12 of this interim report.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated July 23, 2013. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.